GOLDMAN, SACHS & CO.

200 West Street

New York, NY 10282

September 29, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:                                         Mara Ransom

Re:                             WAYFAIR INC.

Registration Statement on Form S-1 (File No. 333-198171)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Wayfair Inc. (the “Company”) in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 1, 2014 or as soon as possible thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated September 19, 2014 through the date hereof:

Preliminary Prospectus dated September 19, 2014

5,236 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned further advise you that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-described offering.

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Very truly yours,

GOLDMAN, SACHS & CO.
As Representative of the several Underwriters

By:	/s/ Adam Greene
Name:	Adam Greene
Title:	Vice President